November 13, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561

Attn.:                      Elaine Wolff, Branch Chief

Re:	New York Residential, Inc.
Registration Statement on Form SB-2
Filed March 29, 2007
File No. 333-141653

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form SB-2 (the “Registration Statement”) of New York Residential, Inc. (the “Company”) by letter dated April 27, 2007 to Mr. Robert Kornstein, the Company’s President, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 1 (the “Amendment”) to Form SB-2 which reflects, where appropriate, revisions pursuant to the staff’s comments.

General

1.	Comment:

Please provide us with copies of any graphics, maps, photographs, and related captions of other artwork including logos that you intend to use in the prospectus.

Response:

The Company does not intend to use any such graphics, maps or photographs in the prospectus. However, in the event that the Company decides to use such images in the prospectus or any other disclosure going forward, it will provide the staff with copies as requested.

2.	Comment:

US Securities and Exchange Commission
November 13, 2007

We note you are offering units that consist of one share of your common stock and one warrant. We further note your disclosure on pages 12 and 16 regarding the offering of your shares. Please revise your disclosure throughout the prospectus to clarify that you are offering units.

Response:

The Company has revised the disclosure as requested.

Cover

3.	Comment:

The cover page should contain only information required by Item 501 or that is key information. In this connection, please revise to omit the information in the first paragraph. See our Plain English Handbook available at www.sec.gov.

Response:

The Company has omitted the language from the first paragraph as requested.

4.	Comment:

Please expand your disclosure to clarify when the units will be separately traded.

Response:

The Company has added a sentence to the cover clarifying that the units will be separately tradable on the 90th day following the date of the prospectus unless the board of directors approves an earlier date.

Prospectus Summary, page 3

5.	Comment:

We note your statement on  page 16 that you are conducting this offering on a best-efforts basis through Robert Kornstein, your President and Secretary as well as your existing shareholders. Please expand your disclosure to identify the individuals that will be offering your units on this page and in the summary.

US Securities and Exchange Commission
November 13, 2007

Response:

The Company has added the names of the shareholders to these sections accordingly.

6.              Comment:

We note your statement on the top of page 3 that an investor “should rely only on the information contained or incorporated by reference in this prospectus.”  Because this offering is your initial public offering, you are not eligible to incorporate by reference. Please revise accordingly.

Response:

The company has deleted the words “or incorporated by reference.”

7.	Comment:

Please revise the summary to balance your disclosure with a discussion of your competitive weaknesses and risks associated with your business and this offering, including a brief description of the risks associated with a best-efforts offering and the fact that you have not identified any property to be purchased with the proceeds of this offering.

Response:

The Company has added the requested disclosure.

Risk Factors, page 6

8.	Comment:

Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example only, we note (i) your statement on page 6 that “the market has been in an upward trend with returns reaching as high as 400%, (ii) your statement on page 7 that you believe the net proceeds of this offering will be sufficient to allow you to purchase your initial property and (iii) your statement on page 7 that you believe that all actions taken by your director on your behalf will be in your best interests.

Response:

The Company has deleted the mitigating language accordingly.

9.	Comment:

US Securities and Exchange Commission
November 13, 2007

We note that in certain instances your disclosure reads as if you already own properties. Without limitation, we note the risk factors regarding property taxes and general real estate risks on page 8. Please revise your disclosure on page 8 and throughout the prospectus to clarify that you currently own no property.

Response:

The Company has clarified the disclosure accordingly. (See page 9.)

No market currently exists for our securities, page 7

10.	Comment:

We note that your statement that you anticipate that your securities will be traded on the OTC Bulletin Board assuming one or more market makers submit an application for such listing. Please revise your disclosure throughout the prospectus to note that shares are not listed on the OTCBB, they are quoted.

Response:

The Company has made the requested change throughout.

Use of Proceeds, page 12

11.	Comment:

Please revise your disclosure to provide a table which reflects how net proceeds will be used if only 10%, 25%, 50% and 75% of the offering proceeds are raised. Please also expand your discussion to include the priority of each use of proceeds in the event that the maximum number of offered shares are not sold. See Item 504 of Regulation S-B.

Response:

The Company has expanded the table to include the requested disclosure. The Company has also added a footnote disclosing that if it were to receive only 10% of the proceeds of the offering, it would be unable to complete a property acquisition and would use most of the proceeds to resume its renovation business.

12.	Comment:

Please disclose your plans to repay offering expenses if offering proceeds are inadequate to repay those expenses.

US Securities and Exchange Commission
November 13, 2007

Response:

The Company has added a sentence to the disclosure following the table which indicates that it will be required to obtain additional funding in order to pay amounts due its independent registered accounting firm but that it otherwise has no plans in place to pay expenses that are not prepaid.

13.	Comment:

Please revise to list separately the repayment of the loan to Mr. Kornstein and to describe the use of proceeds of the loan provided by Mr. Kornstein as well as its material provisions, including the interest rate.

Response:

The Company has listed the note separately in the table and has added the terms to the footnote pertaining thereto.

Dilution, page 10

14.	Comment:

We note that this is a self-underwritten offering with no guarantee of the amount ofshares that may be sold. Accordingly, please revise to include in both the table andaccompanying text dilution disclosures assuming only nominal sales in your offering

Response:

The Company has added tables reflecting the sale of both 10% and 50% of the maximum number of units offered together with the accompanying text.

Capitalization, page 11

15.	Comment:

Please provide your basis for showing the receipt of offering proceeds on a pro forma basis since this is a best-efforts offering. It is not clear that you have a factual basis that you will raise the amounts depicted. Please advise or revise accordingly to remove the capitalization table. To the extent that you continue to provide a capitalization table, tell us what consideration was given to including a footnote to clarify why loans payable to related party is expected to be zero after the offering.

US Securities and Exchange Commission
November 13, 2007

Response:

The Company has deleted the capitalization table.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 12

16.	Comment:

We note that you were incorporated in order to serve as a vehicle to invest in, renovate and, in some cases, manage and operate residential property. We further note your disclosure on page 14 that you rely on licensed contractors for work done on your renovation projects. Please expand your disclosure to discuss your fees and how you charged for the renovation project as well as whether you hired independent contractors for the project. In addition, please discuss whether you continue to actively pursue renovation projects or whether you intend to focus solely on acquiring an initial investment property.

Response:

The Company has added the requested disclosure.

17.	Comment:

We note the statement on page 12 that your operating activities have consisted of renovation of residential property owned by others. We further note your disclosure on page 13 that you completed the renovation of one apartment in New York City. Please expand your disclosure on page 12 to clarify that you have renovated one apartment in New York City.

Response:

The Company has added this clarification to the parenthetical in the second paragraph of Management’s Discussion and Analysis.

18.	Comment:

We note that you intend to utilize cash derived from proceeds of this offering together with mortgage financing to effect your initial property investment.  Please expand your disclosure to discuss any limitations on the amount of mortgage financing you intend to use and whether you have any agreements with any lenders to provide any mortgage financing.

US Securities and Exchange Commission
November 13, 2007

Response:

The Company has added a sentence to paragraph three indicating that it has not yet entered into any arrangements with lenders or determined how much funding it intends to seek.

19.	Comment:

We note that you believe, upon consummation of the offering (assuming the sale of all units) the funds available to you will be sufficient to allow you to operate for at least the next 10-12 months. Please expand your disclosure to discuss your liquidity needs and  requirements assuming that not all units are sold.

Response:

The Company has added language explaining that it plans to scale the size of its acquisition to the amount of proceeds it receives in the offering.

Proposed Business, page 13

20.	Comment:

We note that you intend to utilize cash derived from the proceeds of this offering, together with mortgage financing, to effect your initial property acquisition. We further note your reference to “a building” and “residential properties.”  Please expand your disclosure to describe the type of property that you intend to purchase and whether you have any limitations on the types of property you intend to purchase.

Response:

The Company has not decided on the type of property it intends to purchase and does not intend to impose any limitations on the type of property it can purchase.

21.	Comment:

We note your disclosure on page 13 that any evaluation relating to the merits of a particular property acquisition will be based on several factors as well as other considerations deemed relevant by your management. Please expand your disclosure to describe these factors and other considerations.

Response:

The Company has expanded the disclosure as requested.

US Securities and Exchange Commission
November 13, 2007

22.	Comment:

We note your disclosure at the bottom of page 13 that your initial property acquisition must be of a property which satisfies the minimum equity requirement at the time of such acquisition. Please expand your disclosure to explain what you mean by “the minimum equity requirement at the time of such acquisition.”

Response:

The Company has deleted the referenced statement as it no longer intends to impose a minimum equity requirement on itself.

Periodic Reporting and Audited Financial Statements, page 14

23.	Comment:

We note that you intend to register your units, common stock and warrants under the Exchange Act of 1934 as amended and will have reporting obligations. Please note as soon as this registration statement becomes effective you will be subject to the information requirements of the Exchange Act and your reporting obligations will begin.

Response:

The Company has revised the disclosure accordingly.

Compensation, page 15

24.	Comment:

We note that you do not intend to pay compensation to your sole director and officer or any officers who join your company until such time as you have completed your initial property acquisition. We further note your disclosure on page 9 that you expect to pay ordinary compensation to your officers, possibly including your current President who is also a stockholder and director as you recruit and employ them. Pleases expand your disclosure on page 15 to include this information and clarify what you mean by “ordinary compensation.”

Response:

         The Company has added the language from page 9 to the referenced discussion on page 15.

US Securities and Exchange Commission
November 13, 2007

25.           Comment:

We note that any directors or officers will be entitled to receive reimbursement of allexpense incurred by them on behalf of your company. Please expand your disclosure tobriefly describe these expenses and  discuss whether there are any limitations on the amount of reimbursement that can be received by these individuals.

         Response:

         The Company has added the requested disclosure.

Principal stockholders, page 15

26.            Comment:

We note that the table sets forth the information concerning the beneficial ownership ofshares of your common stock as of February 22, 2007. Please update the table to reflect amore recent date.

         Response:

The Company has updated the table accordingly.

Certain Transactions, page 16

27.           Comment:

We note that you have a $26,693 loan payable to Robert Kornstein and that Mr. Kornstein has agreed that he loan is non-interest bearing and is payable upon consummation of this offering. Please discuss whether there is written agreement and whether the loan will be paid regardless of whether all of the units are sold in the offering.

Response:

The discussion has been revised to reflect that the loan is pursuant to a promissory note which is payable upon the sale of at least 10% of the units in the offering. The note is being filed as an exhibit to the Registration Statement in the Amendment.

US Securities and Exchange Commission
November 13, 2007

Plan of distribution, page 16

28.           Comment:

We note your statement that you are conducting this offering on a best efforts basisthrough Robert Kornstein, your President and Secretary as well as your existingshareholder. Please expand  your disclosure to identify your existing shareholders that will be offering your units. In addition, please provide a detailed analysis as to how each individual will satisfy the requirements of Rule 3a4-1 of the Exchange Act.  Inparticular, please discuss the substantial duties for or on behalf of the company unrelated to the transaction in securities that your existing shareholders will perform. In addition, please describe any expenses that you expect them to incur in connection with the offering.

Response:

The Company has added the requested disclosure.

29.           Comment:

We note your disclosure on page 16 regarding the determination of the offering price.We further note your disclosure on page 20 regarding the pricing of securities. Pleaserevise your discussion to reconcile this disclosure.

Response:

The Company has moved the discussion from page 20 and inserted it at page 16 in lieu of the discussion which previously appeared on page 16.

Financial Statements

Note 3- Proposed Offering, page F-11

30.            Comment:

Provide clarifying disclosure in your financial statements and your MD&A discussingthe terms of your warrants. For example, please address that no warrants will beexercisable unless a current prospectus is available and that under no circumstances will you be obligated to net cash settle any of the warrants similar to the disclosures on page 18 of your registration statement

US Securities and Exchange Commission
November 13, 2007

Response:

The Company has added the requested clarifying disclosure.

Part II. Information Not Required in Prospectus

31.            Comment:

Please revise to include Item 1, Item 2 and Item 3 required by Part II of Form SB-2 or tellus why such disclosure is not appropriate.

Response:

The Company believes it has included all necessary items required to be included in part II.

Item 26. Recent Sales of Unregistered Securities, page II-3

32.            Comment:

Please expand your disclosure to provide the exemption form registration that you reliedupon for the issuance of these securities and the basis for your reliance.

Response:

The Company has added a statement below the table indicating that the share were issued pursuant to Section 4(2) of the Securities Act and that the purchasers have sufficient knowledge and sophistication to make such an investment decision.

Undertakings, page II-3

33.            Comment:

Please revise this section to include all the undertakings required by Item 512 ofRegulation S-B.

Response:

The Company has added the requested undertakings.

US Securities and Exchange Commission
November 13, 2007

Exhibits

34.            Comment:

Please file all required exhibits as promptly as possible, including your legal opinion will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If your are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response:

The Company is filing the required exhibits with the Amendment.

Exhibit 23

35.            Comment:

We note that the company’s financial statements have been audited by Marcum &Kliegman LLP, and that you provided a consent from that firm indicating you haveincorporated by reference its audit report dated February 28, 2007. Reference is being made to page F-2. We note that the audit report is dated March 5, 2007. Please explain the discrepancy or revise accordingly.

Response:

The Company has revised to correct the discrepancy.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde

cc:	Jennifer Gowetski
Yolanda Crittenden